UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

NOBLE MIDSTREAM PARTNERS LP

(Name of Issuer)

Common Units Representing

Limited Partner Interests

(Title of Class of Securities)

65506L105

(CUSIP Number)

Kenneth M. Fisher

Noble Energy, Inc.

1001 Noble Energy Way

Houston, Texas 77070

(281) 872-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 65506L105

1	NAME OF REPORTING PERSON (ENTITIES ONLY) Noble Energy, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,992,598 Common Units[1]
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 17,992,598 Common Units[1]
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,992,598 Common Units[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.1%[2]
14	TYPE OF REPORTING PERSON CO

[1]	Includes 2,090,014 Common Units and 15,902,584 Subordinated Units representing limited partner interests, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under circumstances as set forth in the Prospectus filed with the Securities Exchange Commission by the Issuer on September 15, 2016 (the “Prospectus”).
[2]	Based on the number of Common Units (20,032,586) and Subordinated Units (15,902,584) issued and outstanding as of June 26, 2017.

CUSIP No. 65506L105

1	NAME OF REPORTING PERSON (ENTITIES ONLY) NBL Midstream, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,992,598 Common Units[1]
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 17,992,598 Common Units[1]
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,992,598 Common Units[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.1%[2]
14	TYPE OF REPORTING PERSON OO

[1]	Includes 2,090,014 Common Units and 15,902,584 Subordinated Units representing limited partner interests, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under circumstances as set forth in the Prospectus filed with the Securities Exchange Commission by the Issuer on September 15, 2016 (the “Prospectus”).
[2]	Based on the number of Common Units (20,032,586) and Subordinated Units (15,902,584) issued and outstanding as of June 26, 2017.

Explanatory Note: This Amendment No. 1 (the “Amendment”) amends and supplements the Statement on Schedule 13D filed on September 20, 2016 with the Securities and Exchange Commission (the “Commission”) relating to the common units (“Common Units”) representing limited partner interests in Noble Midstream Partners LP (the “Issuer” or “Partnership”), a Delaware limited partnership (such Schedule 13D, the “Original Schedule 13D”). The Original Schedule 13D is hereby amended and supplemented by Noble Energy, Inc., a Delaware corporation (“Noble”) and (ii) NBL Midstream, LLC, a Delaware limited liability company (“NBL Midstream,” and together with Noble, the “Reporting Persons”). Unless set forth below, all previous Items of the Original Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule is hereby amended to read in its entirety as follows:

In December 2014, Noble formed the Issuer to own, operate, develop and acquire a wide range of domestic midstream infrastructure assets. Currently, the Issuer’s operating areas of focus are the Denver-Julesburg Basin in Colorado and the Delaware Basin, within the Permian Basin, in Texas. Noble intends for the Issuer to become its primary vehicle for domestic midstream operations in the onshore United States outside of the Marcellus Shale in the northeastern United States.

On September 20, 2016 the Issuer completed an initial public offering of 14,375,000 Common Units, including 1,875,000 Common Units issued pursuant to the underwriters’ overallotment option (the “IPO”). In connection with the completion of the IPO, Noble; the Issuer; NBL Midstream; NBL Midstream Holdings LLC (“NBL Midstream Holdings”); Noble Midstream GP LLC (the “General Partner”); Noble Midstream Services, LLC (“Midstream Services”); Blanco River DevCo LP (the “Blanco River DevCo”); Colorado DevCo GP LLC, Green River DevCo GP LLC, Gunnison River DevCo GP LLC, Laramie River DevCo GP LLC, San Juan River Devco GP LLC and Blanco River DevCo GP LLC (the “GP Subsidiaries”), entered into a contribution, conveyance and assumption agreement, dated September 20, 2016 (the “Original Contribution Agreement”). Pursuant to the Original Contribution Agreement (a) Midstream Services distributed to NBL Midstream its (i) general partner interest in the General Partner, (ii) limited partner interest in the Issuer and (iii) limited partner interests in Blanco River DevCo, Colorado River DevCo LP (“Colorado River DevCo”), Green River DevCo LP, Gunnison River DevCo LP, and San Juan River DevCo LP, (b) the Issuer redeemed the 1% general partner interest in the General Partner and the General Partner issued a non-economic general partner interest; and (c) NBL Midstream contributed to the Issuer 100% of the membership interests in Midstream Services in exchange for (i) 1,527,584 Common Units and 15,902,584 Subordinated Units, (ii) all of the incentive distribution rights of the Issuer and (iii) the right to receive a portion of the net proceeds of the offering of the Common Units. Each Subordinated Unit will convert into one Common Unit at the end of the subordination period, as described in the Prospectus.

On June 26, 2017, pursuant to the certain Contribution Agreement (the “Contribution Agreement”), dated June 20, 2017, by and among the Partnership, the General Partner, Midstream Services, NBL Midstream and Blanco River DevCo GP LLC, a Delaware limited liability company and wholly owned subsidiary of Midstream Services (“Blanco River DevCo GP”), NBL Midstream contributed to the Partnership (i) the remaining 20% limited partner interest in Colorado River DevCo and (ii) a 15% limited partner interest in Blanco River DevCo (collectively, (i) and (ii) are referred to herein as the “Contributed Assets”). In consideration for the acquisition of the Contributed Assets, the Partnership agreed to pay NBL Midstream total aggregate consideration of $270 million, consisting of (i) consideration of $245 million in cash (the “Cash Consideration”) and (ii) 562,430 Common Units issued to NBL Midstream (the “Transaction”).

Item 4. Purpose of the Transaction.

Item 4 of the Schedule is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired the LP Units solely for investment purposes.

The following describes any other plans or proposals that any Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) The Reporting Persons may make additional purchases or other acquisitions of Common Units either in the open market or in privately negotiated transactions depending on the Partnership’s business, prospects and financial condition, the market for the Common Units, general economic conditions, money and stock market conditions and other future developments. As disclosed in the Annual Report on Form 10-K of the Issuer filed with the SEC on February 14, 2017, the Partnership has a right of first refusal with respect to, and may acquire, additional assets from Noble. In addition, Noble has indicated that it intends to use the Partnership as its primary vehicle for midstream operations in the onshore United States outside of the Marcellus Shale in the northeastern United States. Subject to market and other conditions, the Partnership intends to finance drop-downs from Noble through a combination of debt and equity securities, including commercial debt facilities and public and private offerings of debt and equity securities.

(b) None.

(c) None.

(d) The General Partner, which has sole responsibility for conducting the Partnership’s business and managing its operations, is ultimately controlled by Noble. Some of Noble’s executive officers and directors also serve as executive officers or directors of the General Partner. Neither the General Partner nor its board of directors will be elected by the Partnership’s unitholders. Noble has the ability to elect all the members of the board of directors of the General Partner.

(e) Subject to the restrictions contained in the Partnership Agreement, Noble, as the ultimate owner of the General Partner of the Partnership, exercises control over the amount of distributions declared by the Partnership and may cause the Partnership to changes its capitalization, through the issuance of debt or equity securities, from time to time in the future. Noble has no current intention of changing the present capitalization or distributions of the Partnership.

(f) -(j) None.

The Reporting Persons may change their plans or proposals in the future.

Item 5. Interests in Securities of the Issuer.

Item 5 of the Schedule is hereby amended to read in its entirety as follows:

(a)

i.	Noble does not directly own any Common Units or Subordinated Units; however, as the 100% owner of NBL Midstream, it may be deemed to beneficially own (x) 2,090,014 Common Units held of record by NBL Midstream, which represents approximately 10.4% of the outstanding Common Units of the Partnership and (y) 15,902,584 Subordinated Units held of record by NBL Midstream, which represents all of the outstanding Subordinated Units. As a result, Noble indirectly is the beneficial owner of 17,992,598 LP Units, which represents approximately 50.1% of the outstanding Common Units and Subordinated Units taken as a whole.

ii.	NBL Midstream is the record and beneficial owner of 2,090,014 Common Units, which represents approximately 10.4% of the limited partner interests in us and 15,902,584 Subordinated Units, which represents all of the outstanding Subordinated Units. As a result, NBL Midstream is the record and beneficial owner of 17,992,598 LP Units, which represents approximately 50.1% of the outstanding Common Units and Subordinated Units taken as a whole.

iii.	In addition, as of the date of this report, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth on Exhibit A.

The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, it is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person.

Except as indicated in Item 4, this Item 5 or as set forth in Exhibit A neither the Reporting Persons nor, to the best of their knowledge, any of the persons named in Exhibit A to this Schedule 13D owns beneficially, or has any right to acquire, directly or indirectly, any Common Units.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in the table in Item 5(a).

(c) Except as otherwise described herein, none of the Reporting Person, or to the Reporting Persons’ knowledge, the Covered Individuals, has entered into any transactions in the Issuer’s securities effected within the 60 days preceding this filing.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distributions described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is supplemented as follows:

Exhibit G	Contribution Agreement, dated June 20, 2017, by and among the Partnership, Noble Midstream GP LLC, Noble Midstream Services, LLC, NBL Midstream, LLC and Blanco River DevCo GP LLC (filed as Exhibit 2.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on June 26, 2017 and incorporated herein in its entirety by reference).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

June 30, 2017

NOBLE ENERGY, INC.

By:	/s/ Kenneth M. Fisher
Name: Kenneth M. Fisher Title: Executive Vice President and Chief Financial Officer

NBL Midstream, LLC

By:	/s/ Kevin E. Haggard
Name: Kevin E. Haggard
Title: Vice President and Treasurer

Exhibit A

General Partners, Executive Officers, Managers and Directors

Noble Energy, Inc.

Name	Position	Principal Occupation/ Business	Issuer Common Units Beneficially Owned*

Berenson, Jeffrey L.	Director	Chairman and Chief Executive Officer of Berenson Holdings LLC	—

Cawley, Michael A.	Director	President and Manager of The Cawley Consulting Group, LLC	—

Cox, Edward F.	Director	Chair of the New York Republican State Committee	—

Craddock, James E.	Director	Former Chairman and Chief Executive Officer of Rosetta Resources Inc.	—

Edelman, Thomas J.	Director	Managing Partner, White Deer Energy LP	120,000

Hedrick, Kirby L.	Director	Former executive of Phillips Petroleum Company	—

Urban, Scott D.	Director	Former executive of BP Oil Company	—

Van Kleef, William T.	Director	Former executive of Tesoro Corporation	—

Williamson, Molly K.	Director	Scholar with the Middle East Institute	—

Stover, David L.	Chairman, President and Chief Executive Officer	Executive Officer of Noble	4,500

Elliott, J. Keith	Senior Vice President	Executive Officer of Noble	—

Fisher, Kenneth M.	Executive Vice President and Chief Financial Officer	Executive Officer of Noble	12,500

Gerhart, Terry R.	Senior Vice President	Executive Officer of Noble	18,180

Johnson, Arnold J.	Senior Vice President, General Counsel and Secretary	Executive Officer of Noble	—

Name	Position	Principal Occupation/ Business	Issuer Common Units Beneficially Owned*

Lewis, John T.	Senior Vice President	Executive Officer of Noble	—

Rimer, Charles J.	Senior Vice President	Executive Officer of Noble	—

Robison, Andrea Lee	Senior Vice President	Executive Officer of Noble	3,500

Willingham, Gary W.	Executive Vice President	Executive Officer of Noble	10,000

Hatley, Dustin A.	Vice President and Chief Accounting Officer	Officer of Noble	1,000

NBL Midstream, LLC

Name	Position	Principal Occupation/ Business	Issuer Common Units Beneficially Owned*

Willingham, Gary W.	Manager	Executive Officer of Noble	10,000

Rimer, Charles J.	Manager and President	Executive Officer of Noble	—

Huser, John A.	Manager and Vice President – Finance	Employee of Noble	1,000

*	Less than 1% of the class beneficially owned.